The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these Notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated September 18, 2026

Pricing Supplement dated September , 2026

(To Product Supplement No. RLN-1 dated March 25, 2025, Prospectus Supplement dated March 25, 2025 and Prospectus dated March 25, 2025)

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-285508

$
Senior Medium-Term Notes, Series K
Floating Rate Notes Linked to Compounded SOFR, Due March 24, 2032

Terms of the Notes
Issuer:	Bank of Montreal
Principal Amount:	$1,000 per Note
Trade Date:	September 22, 2026
Issue Date:	September 24, 2026
Stated Maturity Date:	March 24, 2032. The Notes are subject to repayment at the option of any holder of the Notes prior to the Stated Maturity Date as set forth below under “Repayment at Your Option.” The Notes are not subject to redemption by Bank of Montreal prior to the Stated Maturity Date.
Payment at Maturity:	Unless repaid at your option prior to maturity, a holder will receive on the Stated Maturity Date a cash payment in U.S. dollars equal to $1,000 per Note, plus any accrued and unpaid interest.
Interest Rate:	With respect to each Interest Period, a floating rate per annum equal to the Reference Rate determined for the relevant Observation Period plus the Spread, subject to the Minimum Interest Rate.
Reference Rate:	Compounded SOFR. With respect to the Observation Period corresponding to any Interest Period, Compounded SOFR will be a compounded average of daily SOFR over such Observation Period determined in the manner described under “General Terms of the Notes—Determination of Reference Rates—SOFR, Average SOFR and Compounded SOFR—Compounded SOFR” in the accompanying product supplement.
Spread:	0.80%
Interest Payment Dates:	Quarterly on the 24th day of each March, June, September and December, commencing December 24, 2026, and ending on the Stated Maturity Date.
Interest Period:	With respect to an Interest Payment Date, the period from, and including, the immediately preceding Interest Payment Date (or, in the case of the first Interest Period, the Issue Date) to, but excluding, that Interest Payment Date.
Observation Period:	With respect to each Interest Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period.
Minimum Interest Rate:	1.00% per annum
Repayment at Your Option:	You may elect to require Bank of Montreal to repay all or a portion of your Notes on the Optional Repayment Date at the Repayment Price by sending a Repayment Notice (as defined below) not less than 5 business days nor more than 30 business days prior to the Optional Repayment Date and subject to your compliance with the procedures described under “Additional Information About the Issuer and the Notes—Supplemental Terms of the Notes” below.
Optional Repayment Date:	The Interest Payment Date scheduled to occur on September 24, 2031.
Repayment Price:	100% of the principal amount of the Notes being repaid plus any accrued and unpaid interest to, but excluding, the Optional Repayment Date.
Day Count Convention:	30/360; Unadjusted
Calculation Agent:	BMO Capital Markets Corp. (“BMOCM”)
Listing:	The Notes will not be listed on any securities exchange.
Denominations:	A minimum denomination of $100,000 and integral multiples of $1,000 in excess thereof
CUSIP:	06376LFY7

On the date of this preliminary pricing supplement, the estimated initial value of the Notes is $990.00 per Note. The estimated initial value of the Notes at pricing may differ from this value but will not be less than $980.00 per Note. However, as discussed in more detail in this pricing supplement, the actual value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Value of the Notes” in this pricing supplement.

The Notes involve risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” beginning on page PS-4 herein and “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-2 of the prospectus supplement and page 9 of the prospectus.

The Notes are the unsecured obligations of Bank of Montreal, and, accordingly, all payments on the Notes are subject to the credit risk of Bank of Montreal. If Bank of Montreal defaults on its obligations, you could lose some or all of your investment. The Notes are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency.

The Notes are not bail-inable notes and are not subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these Notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Issue Price(1)	Underwriting Discount(2)	Proceeds to Bank of Montreal(2)
Per Note	$1,000.00	$5.00	$995.00
Total	$	$	$
(1)	The original issue price for an eligible institutional investor and an investor purchasing the Notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale; provided, however, the original issue price for such investors will not be less than $995.00 per Note and will not be more than $1,000 per Note. The original issue price for such investors reflects a foregone selling concession with respect to such sales as described below.
(2)	BMO Capital Markets Corp. (“BMOCM”) will receive discounts and commissions of up to $5.00 per Note, and from such underwriting discount will allow selected dealers a selling concession of up to $5.00 per Note depending on market conditions that are relevant to the value of the Notes at the time an order to purchase the Notes is submitted to BMOCM. Dealers who purchase the Notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions. See “Supplemental Plan of Distribution” below.

BMO CAPITAL MARKETS

ADDITIONAL INFORMATION ABOUT THE ISSUER AND THE NOTES

You should read this pricing supplement together with product supplement no. RLN-1 dated March 25, 2025, the prospectus supplement dated March 25, 2025 and the prospectus dated March 25, 2025 for additional information about the Notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the product supplement, prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the product supplement, prospectus supplement or prospectus.

Our Central Index Key, or CIK, on the SEC website is 927971. When we refer to “we,” “us” or “our” in this pricing supplement, we refer only to Bank of Montreal.

You may access the product supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. RLN-1 dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000121465925004720/u321250424b2.htm

•	Prospectus Supplement and Prospectus dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm

Supplemental Terms of the Notes

You may elect to require us to repay all or a portion of your Notes on the Optional Repayment Date at the Repayment Price, provided that the principal amount of Notes submitted for repayment is at least $100,000 and an integral multiple of $1,000 in excess thereof. Notwithstanding the requirement under “Description of the Notes We May Offer—Repayment at the Option of the Holder” in the accompanying prospectus supplement that any remaining principal amount be at least the minimum authorized denomination, following a partial repayment your remaining holding may be less than $100,000.

The repayment procedures described below replace the repayment procedures described under “Description of the Notes We May Offer—Repayment at the Option of the Holder” in the accompanying prospectus supplement.

To exercise your repayment right, you must instruct your broker or other person through which you hold your Notes to take the following steps:

•	Send a notice of repayment (a “Repayment Notice”) substantially in the form attached as Annex A to this pricing supplement to Bank of Montreal by email at investor.solutions@bmo.com, with “Noteholder Repayment, CUSIP 06376LFY7” as the subject line. The Repayment Notice must be received by us not less than 5 business days nor more than 30 business days prior to the Optional Repayment Date. We or our affiliate must acknowledge receipt of the Repayment Notice on the same business day for it to be effective;

•	Instruct your DTC custodian to book a delivery versus payment trade, facing the DTC participant to be specified by Bank of Montreal, with respect to the Notes to be repaid for settlement on the Optional Repayment Date at a price equal to the Repayment Price; and

•	Cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the Optional Repayment Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the Notes regarding those deadlines. If we do not receive your Repayment Notice within the required notice period, if we or our affiliate do not acknowledge receipt of your Repayment Notice on the same business day, or if you otherwise fail to comply with the procedures described above, we will not be required to repay your Notes on the Optional Repayment Date. Once given, a Repayment Notice may not be revoked.

The Calculation Agent will, in its sole discretion, resolve any questions that may arise as to the validity of a Repayment Notice, the timing of its receipt or whether and when the required deliveries have been made. Questions about the repayment requirements should be directed to investor.solutions@bmo.com.

PS-2

ESTIMATED VALUE OF THE NOTES

Our estimated initial value of the Notes equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the Notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the Notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions is derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, interest rates and other factors. As a result, the estimated initial value of the Notes is based on market conditions at the time it is calculated.

For more information about the estimated initial value of the Notes, see “Selected Risk Considerations” below.

PS-3

SELECTED RISK CONSIDERATIONS

The Notes involve risks not associated with an investment in conventional debt securities. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of the risks relating to the Notes generally in the “Risk Factors” sections of the accompanying product supplement and prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the Notes in light of your particular circumstances.

Risks Relating To The Notes Generally

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the Notes, and it is impossible to predict what interest rates will be at any point in the future. The interest rate on the Notes will be based on Compounded SOFR during the relevant Observation Period as described herein and may be as low as the Minimum Interest Rate. Therefore, the interest rate that will apply at any time on the Notes may be more or less than other prevailing market interest rates at such time. As a result, the amount of interest you receive on the Notes may be less than the return you could earn on other investments.

There Are Restrictions On Your Ability To Require Repayment Of The Notes.

You may require us to repay your Notes only on the Optional Repayment Date and only if the requirements described under “Additional Information About the Issuer and the Notes—Supplemental Terms of the Notes” above are satisfied. In particular, we must receive your Repayment Notice within the required notice period, and we or our affiliate must acknowledge receipt of that notice on the same business day for it to be effective. Your broker or other intermediary may impose earlier deadlines for accepting your instructions. Once given, a Repayment Notice may not be revoked. If these requirements are not satisfied, including if we or our affiliate do not acknowledge receipt of your Repayment Notice as required, we will not be required to repay your Notes on the Optional Repayment Date, and you will lose the opportunity to exercise your repayment right. If you subsequently wish to dispose of your Notes before the Stated Maturity Date, you would need to sell them in the secondary market, if any. A secondary market may not exist, and any sale price may be less than the principal amount of your Notes.

The Notes Are Subject To Credit Risk.

The Notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the Notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the Notes and, in the event we were to default on our obligations under the Notes, you may not receive any amounts owed to you under the terms of the Notes.

Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement

The Interest Rate On The Notes Is Based On Compounded SOFR And Therefore The Notes Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.

•	SOFR Has A Limited History; The Future Performance of SOFR Cannot Be Predicted Based On Historical Performance.

•	Any Failure Of SOFR To Maintain Market Acceptance Could Adversely Affect The Notes.

•	The Interest Rate On The Notes Is Based On A Compounded Average of Daily SOFR, Which Is Relatively New In The Marketplace.

•	The Amount Of Interest Payable With Respect To Each Interest Period Will Be Determined Near The End Of The Interest Period.

•	The Composition And Characteristics of SOFR Are Not The Same As Those Of LIBOR.

•	The SOFR Administrator May Make Changes That Could Change The Value of SOFR Or Discontinue SOFR And Has No Obligation To Consider Your Interests In Doing So.

•	If A Benchmark Transition Event And Its Related Benchmark Replacement Date Occur With Respect To Compounded SOFR (Including Daily SOFR), The Interest Rate For Any Applicable Interest Period Will No Longer Be Determined By Reference To Compounded SOFR.

•	The Benchmark Replacement Is Uncertain.

PS-4

•	The Calculation Agent Will Have Authority To Make Determinations, Elections, Calculations And Adjustments That Could Affect The Value Of And Your Return On The Notes.

•	Research Reports By Us Or Our Affiliates May Be Inconsistent With An Investment In The Notes.

•	The Secondary Trading Market For Notes Linked To Compounded SOFR May Be Limited.

Risks Relating To The Estimated Value Of The Notes And Any Secondary Market

The Estimated Value Of The Notes On The Trade Date, Based On Our Proprietary Pricing Models, Will Be Less Than The Original Issue Price.

Our initial estimated value of the Notes is only an estimate, and is based on a number of factors. The original issue price of the Notes may exceed our initial estimated value, because costs associated with offering, structuring and hedging the Notes are included in the original issue price, but are not included in the estimated value. These costs will include any underwriting discount and selling concessions and the cost of hedging our obligations under the Notes through one or more hedge counterparties (which may be one or more of our affiliates). Such hedging cost includes our or our hedge counterparty’s expected cost of providing such hedge, as well as the profit we or our hedge counterparty expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Terms Of The Notes Are Not Determined By Reference To The Credit Spreads For Our Conventional Fixed-Rate Debt.

To determine the terms of the Notes, we use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the Notes are less favorable to you than if we had used a higher funding rate.

The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which We, BMOCM Or Any Other Person May Be Willing To Buy The Notes From You In The Secondary Market.

Our initial estimated value of the Notes is derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Reference Rate and interest rates. Different pricing models and assumptions, including those used by other market participants, could provide values for the Notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the Trade Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the Trade Date, the value of the Notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors discussed in the next risk factor. These changes are likely to impact the price, if any, at which we, BMOCM or any other party would be willing to purchase the Notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we, BMOCM or any other party would be willing to buy your Notes in any secondary market at any time.

For a period of approximately 12 months following issuance of the Notes, the price, if any, at which we or our affiliates would be willing to buy the Notes from investors, and the value that BMOCM may also publish for the Notes through one or more financial information vendors and which could be indicated for the Notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the Notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the Notes and (b) any underwriting discount and selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the 12-month period.

The Value Of The Notes Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the Notes prior to maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which are described in more detail in the accompanying product supplement, are expected to affect the value of the Notes: interest rates; our creditworthiness; the then-current level of SOFR; the time remaining to maturity; and the volatility of SOFR.

PS-5

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The Notes will not be listed or displayed on any securities exchange. Although the agent and/or its affiliates may purchase the Notes from holders, they are not obligated to do so and are not required to make a market for the Notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the Notes, the price at which you may be able to sell your Notes is likely to depend on the price, if any, at which the agent is willing to buy your Notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your Notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the Notes to maturity.

Risks Relating To Conflicts Of Interest

Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the Notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the Notes. In engaging in certain of the activities described below, our affiliates or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the Notes, and in so doing they will have no obligation to consider your interests as an investor in the Notes. Our affiliates or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the Notes.

•	The Calculation Agent is our affiliate and, as a result, potential conflicts of interest could arise. BMOCM, which is our affiliate, will be the Calculation Agent for the Notes. Although the Calculation Agent will exercise its judgment in good faith when performing its functions, potential conflicts of interest may exist between the Calculation Agent and you.

•	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or other fee, creating a further incentive for the participating dealer to sell the Notes to you. If any participating dealer or any of its affiliates conducts hedging activities for us in connection with the Notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities and this projected profit will be in addition to any concession and/or other fee that the participating dealer realizes for the sale of the Notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the Notes to you.

PS-6

SUMMARY OF CANADIAN FEDERAL INCOME TAX CONSEQUENCES

For a discussion of the material Canadian federal income tax consequences relating to an investment in the Notes, see the section entitled “Canadian Federal Income Tax Consequences” in the accompanying product supplement. Notwithstanding anything to the contrary in the accompanying product supplement, the Canadian tax consequences discussed in the accompanying product supplement do not take into account the proposed amendments to the “hybrid mismatch arrangement” rules in the Tax Act released for consultation on July 23, 2026.

PS-7

SUPPLEMENTAL TAX CONSIDERATIONS

In the opinion of our counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the Notes as “variable rate debt instruments” for U.S. federal tax purposes and the remainder of this discussion so assumes. Under this treatment, we intend to treat the Notes as providing for a single qualified floating rate, with consequences to U.S. investors described in “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Floating Rate Notes” in the accompanying product supplement.

If you are a non-U.S. holder, please read the section of the accompanying product supplement entitled “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders.”

You should consult your tax advisor regarding all aspects of the U.S. federal tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

This discussion supplements the discussion in “United States Federal Income Tax Considerations” in the accompanying product supplement and should be read in conjunction therewith.

PS-8

SUPPLEMENTAL PLAN OF DISTRIBUTION

BMOCM, a wholly owned subsidiary of Bank of Montreal, is the agent for the distribution of the Notes. We have agreed to sell to BMOCM, and BMOCM has agreed to purchase from us, all of the Notes at the original issue price less the underwriting discount specified on the cover page of this pricing supplement. The agent may resell the Notes to other securities dealers at the original issue price less a concession not in excess of the underwriting discount. BMOCM will receive an underwriting discount in the amount indicated on the cover hereof, and from such underwriting discount will allow selected dealers a selling concession in an amount not to exceed such underwriting discount depending on market conditions that are relevant to the value of the Notes at the time an order to purchase the Notes is submitted to the agent. Dealers who purchase the Notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the Notes. If any dealer participating in the distribution of the Notes or any of its affiliates conducts hedging activities for us in connection with the Notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the Notes to you.

If all of the Notes are not sold on the Trade Date at the original offering price, the agent and/or dealers may change the offering price and the other selling terms and thereafter from time to time may offer the Notes for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

BMOCM may, but is not obligated to, make a market in the Notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

For a period of approximately 12 months following issuance of the Notes, the price, if any, at which we or our affiliates would be willing to buy the Notes from investors, and the value that BMOCM may also publish for the Notes through one or more financial information vendors and which could be indicated for the Notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the Notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the Notes and (b) any underwriting discount and the selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the 12-month period.

We may use this pricing supplement in the initial sale of the Notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

See “Supplemental Plan of Distribution” in the accompanying product supplement, “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus for more information.

PS-9

ANNEX A

REPAYMENT NOTICE

To: investor.solutions@BMO.com

Subject: Noteholder Repayment, CUSIP 06376LFY7

[BODY OF EMAIL]

Name of broker: [ ]

Name of beneficial holder: [ ]

Broker Contact Name: [ ]

Broker Telephone #: [ ]

Broker DTC # (and any relevant sub-account): [ ]

Number of Notes surrendered for Repayment: [ ]

(Must be at least 100 Notes)

The undersigned holder of CUSIP No. 06376LFY7 (the “Notes”), hereby irrevocably elects to exercise, with respect to the number of Notes indicated above, as of the date hereof, the right to require you to repay such Notes on the Optional Repayment Date at the Repayment Price, as described in the pricing supplement relating to the Notes. Capitalized terms not defined herein have the meanings given to such terms in the pricing supplement.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the Notes (specified above) to book a delivery versus payment trade for settlement on the Optional Repayment Date at a price equal to the Repayment Price in the manner described in the pricing supplement relating to the Notes, facing the DTC participant to be specified by Bank of Montreal and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York City time on the Optional Repayment Date.

The undersigned further acknowledges that the undersigned has read the section “Selected Risk Considerations— There Are Restrictions On Your Ability To Require Repayment Of The Notes.” in the pricing supplement relating to the Notes.

PS-10